Exhibit 99.1

Gelteq Limited Prices US$5.2 Million Initial Public Offering

Company anticipates commencement of trading on Nasdaq effective October 29, 2024 under the symbol “GELS”

New York, New York – October 28, 2024 – Gelteq Limited (“Gelteq” or the “Company”), a global biotechnology company that specializes in the formulation, development, and manufacturing of ingestible gel technology, announced today that it has priced its initial public offering of 1,300,000 ordinary shares of the Company at a public offering price of US$4.00 per share. The shares have been approved for listing on the Nasdaq Capital Market (“Nasdaq”). Trading on Nasdaq is expected to begin on October 29, 2024 under the symbol “GELS.”

The gross proceeds from the offering, before deducting underwriting fees and other offering expenses payable by the Company, are expected to be US$5.2 million. The offering is expected to close on or about October 30, 2024, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds from the offering for various purposes, including funding certain manufacturing, marketing and research and development activities.

The Benchmark Company, LLC is acting as the lead managing underwriter for the offering. The Company has granted the underwriter a 45-day option to purchase up to an additional 195,000 shares solely to cover any over-allotments.

A registration statement on Form F-1 (File No. 333-280804) relating to the offering was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on September 30, 2024. The offering is being made only by means of a prospectus. A final prospectus relating to the offering has been filed with the SEC. Electronic copies of the final prospectus may be obtained on the SEC’s website at http://www.sec.gov and may also be obtained by contacting The Benchmark Company, LLC, 150 East 58th Street, 17th Floor, New York, New York 10155, at (212) 312-6700, or by email at prospectus@benchmarkcompany.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Gelteq Inc.

Headquartered in Melbourne, Australia, Gelteq is a global biotechnology company that specializes in the formulation, development, and manufacturing of an innovative ingestible gel platform designed for nutrient and drug delivery. The Company is focused on advancing and commercializing its delivery solutions within five core verticals: pharmaceuticals, over-the-counter medications, nutraceuticals, animal medications, and sports nutrition. Gelteq’s unique formulation directly addresses the issues associated with traditional drug delivery methods such as difficulty swallowing, taste of unpalatable ingredients, and dosage control. For more information, visit www.gelteq.com.

Forward Looking Statements

This press release contains statements that constitute “forward-looking statements,” including with respect to the proposed initial public offering and the anticipated use of the net proceeds. No assurance can be given that the offering discussed above will be completed on the terms described, or at all, or that the net proceeds of the offering will be used as indicated. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s registration statement and prospectus for the offering filed with the SEC. Copies of these documents are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact:

CORE IR
516-222-2560

PR@gelteq.com